Mail Stop 3561

      							November 14, 2005

Via Mail and Fax (3954-0001)
Mr. Soren Degn
Chief Financial Officer
EuroTrust A/S
Poppelgaardvej 11-13
2860 Soeborg
Denmark


	Re:	EuroTrust A/S
      Form 20-F/A for Fiscal Year Ended December 31, 2004
		Filed November 3, 2005
		File No. 0-30690


Dear Mr. Degn:

      We have reviewed your supplemental response letter dated September 21, 2005 as well as your filing and have the following comment. As noted in our comment letter dated August 3, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F/A for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your amended Form 20-F filed November 3, 2005. Ask your auditors to include an updated audit report to reflect the revisions you have completed in the restated financial statements. Also, the audit report should include a paragraph making reference to the restatement and to the notes to the financial statements where the restatement is disclosed.

2. Refer to your auditor`s report where they state that their audit was conducted "in accordance with auditing standards of the Public Company Accounting Oversight Board in the United States." The opinion should state, instead, that the audit was "conducted in accordance with the standards of the PCAOB." Have your auditors revise their report and amend your Form 20-F for the year ended December 31, 2004 to comply with PCAOB Auditing Standard No.1 and the related SEC Release 34-49707.

3. We note that your audit report was signed by an audit firm based in Salt Lake City, Utah. We also note that you conduct the majority of your operations, and generate the majority of your revenues in Denmark. Also, it appears the majority of your assets are located in
Denmark. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah.

Restated Consolidated Statements of Cash Flows, page F-8

4. Please revise your Restated Consolidated Statements of Cash Flows to separately show cash used in discontinued operations as operating, investing, or financing activities. FAS 95 does not support presenting operating, investing, and financing cash flows from discontinued operations all within the operating cash flows category.

Notes to the Consolidated Financial Statements, page F-9

5. Please add a note to your financial statements to provide the disclosures required by paragraph 37 of APB 20.

Note 7 - Business Acquisitions, Divestitures, and Discontinued
Operations, page F-23

6. Please add a note to your financial statements to include the disclosures required by paragraphs 47b and 47c of SFAS 144.

General

7. We note that you restated your financial statements filed on Form
20-F for the period ended December 31, 2004 to reclassify the operating results and resulting gain from the sale of EuroTrust Virus
112 A/S, EuroTrust PKI Services A/S. EuroTrust Sweden, Telefax Scandinavia AB, EuroTrust E-Security SARL, and EuroTrust France SAS to discontinued operations. Please note that in addition to filing the amendment, you also need to respond to our comment #1 included in our letter dated September 23, 2005.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



      Larry Spirgel
								Assistant Director

??

??

??

??

Mr. Soren Degn
EuroTrust A/S
November 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE